Bidgive International, Inc.
175 South Main Street
Fifteenth Floor
Salt Lake City, Utah 84111

December 16, 2011

Via Edgar
Securities and Exchange Commission
Corporate Finance
Attn: William H. Thompson and Robyn Manuel

Re:	Bidgive International, Inc. Form 10-K for Fiscal Year Ended December 31,2010 Filed April 15, 2011 Form 10-Q for Fiscal Quarter Ended September 30, 2011 Filed November 14, 2011 File No. 000-49999

Dear Mr. Thompson and Ms. Manuel:

We are in receipt of your letter dated December 6, 2011 and have prepared the following response to your comment. Please feel free to contact me with any further questions or concerns.

Form 10-Q  for Fiscal Quarter Ended September 30. 2011

Item 4T. Controls and Procedures, page 12

Disclosure Controls and Procedures, page 12

l.
Please revise to disclose the conclusion as to the effectiveness of disclosure controls and procedures as of September 30, 201 I.  Also disclose how you were able to conclude disclosure controls and procedures are effective as of September 30, 2011, considering your disclosure on Form 10-K filed April15,  2011 that disclosure controls and procedures were not effective as of December 31,2010  and also considering your disclosure in each subsequent filing on Fon11 10-Q that there have been no changes in your internal control over financial reporting.

Bidgive International, Inc.
175 South Main Street

Fifteenth Floor

Salt Lake City, Utah 84111

Securities and Exchange Commission

December 16, 2011

RESPONSE: We have amended the Form 10-Q for the period ending September 30, 2011 to remove the error in the previously-filed form. Thank you for bringing this to our attention.

We hereby acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions or concerns at (801)303-5730.

Sincerely,

/s/ David M. Rees

David M. Rees
Chief Executive Officer